14040114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKTORCH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23505 SMITHTOWN ROAD, SUITE 110
(No. and Street)

EXCELSIOR (City) MINNESOTA (State) 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pence 952-236-4417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEUWISSEN, FLYGARE, KADRLIK & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

6400 FLYING CLOUD DRIVE, SUITE 100 (Address) EDEN PRAIRIE (City) MINNESOTA (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Anthony Pence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackTorch Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIS J GUYOT
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/18

Signature

PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKTORCH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

Table of Contents

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors and Member of
BlackTorch Securities, LLC
Excelsior, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of BlackTorch Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlackTorch Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Meuwissen, Flygare
Kadrlik + Associates, P.A.

Eden Prairie, Minnesota

January 17, 2014

BLACKTORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash	$	13,312
Accounts receivable		90,000
Prepaid expenses		1,384
Goodwill		32,731
Total assets	$	137,427
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	81,000
Member's equity		56,427
Total liabilities and member's equity	$	137,427

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES		
Advisory fees	$	65,000
Other revenue		8,020
Total revenues		73,020
EXPENSES		
Commissions		58,500
License, compliance and membership fees		8,299
Other expenses		3,096
Professional fees		9,318
Total expenses		79,213
Net loss	$	(6,193)

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Member's Equity
Balance - December 31, 2012	$ 52,120
Capital Contributions	10,500
Net loss	(6,193)
Balance - December 31, 2013	$ 56,427

See notes to financial statements.

BLACKTORCH SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013
Increase (decrease) in cash

Operating activities	
Net loss	$ (6,193)
Adjustments to reconcile net income to net cash from operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	1,790
Prepaid expenses	256
Accounts payable	(1,022)
Net cash from operating activities and net decrease in cash	(5,169)
Financing activities	
Capital contributions	10,500
Net cash from financing activities	10,500
Change in cash	5,331
Cash at beginning of year	7,981
Cash at end of year	$ 13,312

See notes to financial statements.

1. *Nature of Business and Significant Accounting Policies*

Nature of Business

BlackTorch Securities, LLC (the Company) is a registered securities broker-dealer that engages primarily in investment banking and advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities. The Company is wholly owned by BlackTorch Capital, LLC.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing merger and acquisition and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Goodwill

Goodwill is not amortized, but is tested for impairment annually. Management has determined there is no goodwill impairment at December 31, 2013.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the currents status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. However, at December 31, 2013, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2010.

Date of Management's Review

Management has evaluated subsequent events through January 17, 2014, the date the financial statements were available to be issued.

2. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2013, net capital under the rule was $13,312, which exceeded the minimum capital requirement by $7,909. The Company's aggregate indebtedness to net capital ratio was 6.08 to 1.

The Company operates under the provisions of section (k)(2)(ii) of Rule 15-c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

3. *Concentration*

During 2013, one customer represented 100% of advisory fees. Another customer represents 100% of accounts receivable at December 31, 2013.

4. *Related Parties*

The Company entered into an agreement to share office expenses with BlackTorch Capital, LLC. During the year ended December 31, 2013, such expenses totaled $4,988.

BLACKTORCH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital	
Total member's equity	$ 56,427
Additions: none	
Deductions:	
Non-allowable assets	$ 43,115
Net Capital	$ 13,312
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accrued expenses and other payables	$ 81,000
Computation of Basic Net Capital Requirements	
Minimum Net Capital required (6-2/3% of aggregate indebtedness) (A)	$ 5,403
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 5,000
Net Capital requirement (greater of (A) or (B))	$ 5,403
Excess Net Capital	$ 7,910
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,212
Ratio: Aggregate indebtedness to net capital (percentage)	6.08:1
Reconciliation with Company's Computation	
(Included in Part II A of Form X-17A-5 as of December 31, 2013)	
Net Capital as reported in Company's Part II A (unaudited) FOCUS report	$ 13,312
Audit adjustments	-
Net Capital	$ 13,312

See independent auditor's report.

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Governors and Member
of BlackTorch Securities, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of BlackTorch Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Because of inherent limitation in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, members, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Meuwissen, Flygare
Kadrlik & Associates, P.A.

Eden Prairie, Minnesota
January 17, 2014